Exhibit 4

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: Vancouver@bdo.ca www.bdo.ca

Independent Auditors’ Report

To The Shareholders of

Minefinders Corporation Ltd.

We have audited the Consolidated Balance Sheet of Minefinders Corporation Ltd as at December 31, 2007 and the Consolidated Statements of Operations, Changes in Shareholders’ Equity and Cash Flows for each of the years in the two-year period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2007 we conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  With respect to the consolidated financial statements for the year ended December 31, 2006 we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for functional currency, exploration expenditures and financial instruments effectively January 1, 2007.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada

March 5, 2008